UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

July 18, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #1 to

       Registration Statement on Form S-1

       Filed on: June 20, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to your letter dated July 11, 2011 which included comments regarding our Amendment #1 to Registration Statement on Form S-1 filed on June 20, 2011, we have prepared the following responses:

General

1. We note your response to comment one in our letter dated June 14, 2011 and the related revisions in your filing. Please also include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired by an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management. Please further disclose whether any members of your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

Response:  In response to this comment we included affirmative statement that we have no plans or intentions to be acquired by an operating company nor do we, nor any of our shareholders, have plans to enter into a change of control or similar transaction or to change our management. We also disclosed that members of our management  have not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

2. We note your response to comment one in our letter dated June 14, 2011 that you are not a blank check company because “to date, [you have] taken substantive steps in furtherance of the business plan including executing Exclusive Distribution Contact [sic] with Private Enterprise.” In an appropriate place in your filing, please elaborate upon these additional “substantive steps” you have taken in furtherance of your business plan.

Response: We disclosed on page 20 that to date we have executed an Exclusive Distribution Contract with "GEO", a manufacturing company having a principal office in Torun, Poland. We also disclosed on page 21 that we have identified some of distributors of coin operated amusement games and rides in the U.S.A., Canada and Brazil and on page 22 that we have researched delivery methods, cost and estimated delivery times to all major markets.

Prospectus Cover Page

3. We reissue comment five in our letter dated June 14, 2011 as it relates to your prospectus cover page.

Response: In response to this comment we revised our prospectus cover page to disclose that the offering shall terminate on the earlier of that date, when all the shares have been sold or when our sole director, Mr. Lewandowski decides to terminate the offering.

Management’s Discussion and Analysis or Plan of Operation, page 15

4. We note your response to comments 10 and 11 in our letter dated June 14, 2011 and the related revisions in your filing that “[y]our expansion may include… hiring additional sales personnel and expanding into other geographical areas such as Europe [emphasisadded].” We further note your statement on page 23 that you “currently have no employees, other than [y]our officers… [you] intend to hire a sales representative if [you] sell all the shares in this offering” and your statement on page 16 that you “are planning to focus [y]our business plan on Canada, USA and Brazil for next [sic] 2-3 years to establish relationship [sic] with major distribution companies, after that [you] are planning to move to India and Australia using the same strategy.” Please:

* delete your reference to “additional” sales personnel to remove the implication that you currently have sales personnel; and

* specify the geographical areas into which you intend to expand (e.g. India, Australia and/or Europe).

Given your statement that you “do not currently have planned [y]our expansion,” please revise the third sentence of the second paragraph to remove the implication that you currently have an expansion plan by stating, if true, that the exact amount of funding will depend on funding required for full implementation of your business plan.

Response: In response to this comment we deleted our reference to “additional” sales personnel and specified the geographical areas into which we intend to expand. We also removed the implication that we currently have an expansion plan by stating, that the exact amount of funding will depend on funding required for full implementation of our business plan.

Plan of Operation, page 15

Establish relationship with Distributors and Operators, page 16

5. We note your response to comment 12 in our letter dated June 14, 2011 and the related revisions in your filing that “[yo]ur target market are distributors of coin operated amusement games and rides. [Yo]ur potential customers are: bars, sport bars, night clubs, parks, entertainment rooms, movie theaters, gyms, sport clubs and home owners.” We further note your discussion in the Target Market section on page 21 that “[yo]ur games are designed for players who enjoy interactive games that provide a challenge contest… The majority of their strength and skill-testing  customers are males between 19 – 35 years of age. They most likely are extroverted and are conscious of self-image, proving to be a perfect candidate for strength and skill-testing games.” Please specify:

* who you intend marketing your products to (e.g. distributers of coin operated amusement games and rides or bars, night clubs, etc.);

* from whom you will receive your future revenue;

* where your products will be placed (e.g. amusement parks, bars, night clubs, etc.;

   and

* the anticipated end-users of your games (e.g. males between 19 – 35 years of age).

In making these revisions, please ensure that you clearly indicate whether you plan to distribute your products to other distributors for re-sale or directly to end-users or both.

Response: In response to this comment we added a following disclosure:

Our main clients are distributors but in some areas there are no distributors so we will sell directly to arcade games operators or business owners (e.g. bar owners, night club owners etc.) . Most of the revenue will be received from distributors as they are our main target market.

Our product can be placed in bars, sport bars,  parks, night clubs, bowling, entertainment rooms, movie theaters, gyms, sport clubs, homes even on the street.

Anticipated end-users of our games are male/female 14-35.

Estimated Expenses for the Next Twelve Month Period, page 17

6. You state here that “[t]here is now assurance that [you] will generate any revenue in the first 12 months after completion of [y]our offering.” Please advise as to the basis for the assurances you reference here or revise.

Response: In response to this comment we deleted this statement.

Significant Accounting Policies, page 19

Income Taxes, page 19

7. We note your response to comment 15 in our letter dated June 14, 2011. We note you have not revised your disclosure as you suggest in your response letter. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your accounting standard reference to comply with the FASB codification accordingly. In this regard, your reference to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” has been superseded. The new reference for this accounting topic is FASB ASC 740.

Response: In response to this comment we revised our accounting standard reference:

We account for income taxes as required by the Income Tax Topic of the FASB ASC, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Description of Business, page 20

Target Market, page 21

8. We note your response to comment 20 in our letter dated June 14, 2011 and the related revisions in your filing that “by obtaining one client [you] have the potential to sell all the products [you] have” and that “[b]y ‘segment by psychographics’ [you] mean that every culture has different favorite sport activities (ex: Brazil – soccer, Canada – hockey).”Please clarify whether your strategy is to obtain one client and if so, please identify who this one client is.

Response: In response to this comment we made a following clarification:

Our strategy to obtain as many distributors and operators (if there is not distributor around) as possible. When we sell one product to the costumer there is a possibility that the customer will buy more because our products are related by its nature - entertainment games.  When we approach deferent country (e.g. Canada) we will put more ascent on games related closely to the culture (e.g. Canada - Hockey so we will put more ascent on our  "Space Hockey" game).

Marketing, page 21

Major Operators, page 22

9. We note your response to comment 21 in our letter dated June 14, 2011 and the related revisions in your filing that you intend to “make profit [sic] not only from sales but from the operation” of your machines and that “[t]he average machine will be generating profit for 2-3 years based on observation and information obtained from operators and distributors. Then machine [sic] needs to be moved to a different location.” Please specify here and elsewhere in your prospectus:

- to what extent you expect your machine sales versus your operations to be more or less or equally profitable;

-  how you intend to profit from machine operations;

-  the type of information you will obtain from operators and distributors;

-  how you will use this information you obtain; and

-  why the machine needs to be moved to a different location and how this location will be selected.

Response: In response to this comment we made a following clarification:

When we sell machine we make profit only once, with machine placed at the location and with period of time 2-3 years we can make profit 10-15 time more than from one time sale.  To play a game it cost an user $0.5-1.00,  on average  machine makes  $400-600 per month. After 2-3 years machine needs to be moved to a new location and be replaced with different kind. It is necessary to do to insure that people are not getting bored with the same game and as soon as it happens give them something new to play. (e.g. "Boxer" exchange with "Space hockey").

Placing machines with distributors /operators will give as an information on how well the game performs at what location and what needs to be changed in the game to make it more attractive.  That information will be used to make the game better and more appealing.

Exhibit 5.1

10. We note your statement on page 5 and throughout your filing that the price per share for this offering is $0.02. We further note the first paragraph of exhibit 5.1 states the offering price is $0.002. Please clarify or revise.

Response:  In response to this comment our counsel revised the price per share for this offering in the opinion.

11. We note the revisions to the opinion in response to comment 31 in your letter dated June 20, 2011. Please have counsel revise the opinion to make consistent changes throughout the opinion, including the paragraph where the opinion itself is rendered; currently it states that the shares being issued in this offering are already outstanding.

Response:  In response to this comment our counsel revised his opinion letter.

Exhibit 23

12. Please amend to file a copy of the auditor’s consent to the use of their audit report. Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

Response:  In response to this comment we filed updated auditor’s consent letter.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President

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